Ivy Variable Insurance Portfolios
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354

October 24, 2023

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jaea Hahn and Keith O’Connell

RE:	Ivy Variable Insurance Portfolios (the “Registrant”)
Request for Withdrawal of Amendment to Registration Statement on Form N-1A
File Nos. 811-05017; 033-11466

Dear Ms. Hahn and Mr. O’Connell:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Post-Effective amendment (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A filed with EDGAR submission type 485BXT, which was accepted via the EDGAR system at 16:23:16 on October 23, 2023 (Accession No. 0001137439-23-001186).  The Registrant is making this application for withdrawal to correct an error on the signature page of the filing.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of the Amendment (Accession No. 0001137439-23-001186) filed under the EDGAR submission type 485BXT.  The Registrant represents that no securities have been issued or sold pursuant to the Amendment.

If you have any questions or require anything further regarding the request, please contact Mark R. Greer at (312) 964-3505.

Sincerely,

/s/Emilia P. Wang
Emilia P. Wang
Title: Senior Vice President

cc:	Mark R. Greer